SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,428.25

Form or Registration No.: Schedule TO

Filing Party: Ireland Acquisition Corporation and Sprint Nextel Corporation

Date Filed: October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction
Item 11. Additional Information
SIGNATURES

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009 (the “Schedule TO”), by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint Nextel. The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Sprint Nextel.
     The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 4. Terms of the Transaction.
     The information set forth in Item 4 of the Schedule TO and in the section entitled “2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase is hereby amended and supplemented by deleting in its entirety the sixth paragraph of such section of the Offer to Purchase and replacing it with the following:
“If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.”
     The information set forth in Item 4 of the Schedule TO and in the section entitled “15. Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by deleting in its entirety the first sentence of the last paragraph of such section of the Offer to Purchase and replacing it with the following:
“The foregoing conditions, other than the Minimum Tender Condition, are for the sole benefit of Sprint Nextel and the Offeror and may be asserted or waived in whole or in part at any time and from time to time in their sole and absolute discretion, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the Commission.”

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Item 11. Additional Information.
     The information set forth in Item 11 of the Schedule TO and in the section entitled “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement” of the Offer to Purchase is hereby amended and supplemented by deleting in its entirety the second paragraph of such section of the Offer to Purchase and replacing it with the following:
“The description of the provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Offer to Purchase and in the documents incorporated by reference into this Offer to Purchase and the Schedule TO.”
     The information set forth in Item 11 of the Schedule TO and in the sections entitled “15. Conditions of the Offer” and “16. Certain Legal Matters and Regulatory Approvals — Antitrust” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of existing subsections (a)(2) and (a)(3) of Item 11 of the Schedule TO and at the end of each of such sections of the Offer to Purchase:
“The waiting period applicable to the Offer and the Merger under HSR Act expired at 11:59 p.m. New York City time, on November 10, 2009. Accordingly, the condition to the Offer that any applicable waiting period under the HSR Act has expired or terminated has been satisfied. The Offer continues to be conditioned upon the other conditions described in the Offer to Purchase.”

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel and Corporate Secretary

IRELAND ACQUISITION CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Date: November 13, 2009

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